Filed Pursuant to Rule 433
Registration No. 333-169315-03

Entergy Arkansas, Inc.

$350,000,000
First Mortgage Bonds,
3.75% Series due February 15, 2021

Final Terms and Conditions

November 9, 2010

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 9, 2010

Settlement Date (T+2):	November 12, 2010

Principal Amount:	$350,000,000

Coupon:	3.75%

Coupon Payment Dates:	February 15 and August 15 of each year

First Payment Date:	February 15, 2011

Final Maturity:	February 15, 2021

Optional Redemption Terms:	Make-whole call at any time prior to November 15, 2020 at a discount rate of Treasury plus 20 bps and, thereafter, at par

UST Benchmark:	2.625% due August 15, 2020

Spread to UST Benchmark:	+110 bps

Treasury Price:	99-24

Treasury Yield:	2.654%

Re-offer Yield:	3.754%

Issue Price to Public:	99.971%

Joint Book-Running Managers:	Goldman, Sachs & Co.
RBS Securities Inc.
Scotia Capital (USA) Inc.
Stephens Inc.

Co-Managers:	Daiwa Capital Markets America Inc.
U.S. Bancorp Investments, Inc.
Aladdin Capital LLC
Loop Capital Markets LLC

CUSIP / ISIN:	29364D AQ3 / US29364DAQ34

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Goldman, Sachs & Co. toll free at 1-866-471-2526, (ii) RBS Securities Inc. toll free at 866-884-2071, (iii) Scotia Capital (USA) Inc. toll free at 1-800-372-3930, or (iv) Stephens Inc. at 501-377-8338.